SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           -------------------------
                                 SCHEDULE TO/A
                                 (Rule 14d-100)
                             Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 6)
                           -------------------------
                                  Peapod, Inc.
                           (Name of Subject Company)
                           -------------------------
                             Bean Acquisition Corp.
                          Ahold U.S.A. Holdings, Inc.
                      Koninklijke Ahold N.V. (Royal Ahold)
                           (Names of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   704718105
                    ----------------------------------------
                     (CUSIP Number of Class of Securities)
                           -------------------------
                            Ton van Tielraden, Esq.
                             Koninklijke Ahold N.V.
                               Albert Heijnweg 1
                                1507 EH Zaandam
                                The Netherlands
                               011-31-75-659-9111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                           -------------------------
                                   Copies to:
                              John M. Reiss, Esq.
                            Oliver C. Brahmst, Esq.
                                White & Case LLP
                          1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|  third-party tender offer  subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|X|  going-private transaction subject to Rule 13e-3.
|X|  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting
the results of the tender offer:  |X|
================================================================================

CUSIP No. 704718105
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Koninklijke Ahold N.V.             I.R.S. IDENTIFICATION NO. 000000000
--------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     |_|
     PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
NUMBER OF SHARES              7    SOLE VOTING POWER
BENEFICIALLY OWNED                 19,369,873 (1)
BY EACH REPORTING
PERSON WITH                   --------------------------------------------------
                              8    SHARE VOTING POWER
                                   37,424,135 (2)
                              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
                                   19,369,873 (1)
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   37,424,135 (2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     37,424,135 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(1) The number indicated represents 726,371 shares of Series D Convertible Preferred Stock (the "Series D Shares") of Peapod, Inc ("Peapod") which would initially be convertible into 19,369,873 shares of common stock (the "Shares"), representing approximately 51.76% of the total outstanding Shares as of August 30, 2001 (based on information received from Peapod and treating as outstanding for this purpose the Shares subject to conversion under the Series D Shares).

(2) The number indicated represents (a) 18,054,262 Shares held by Ahold U.S.A. Holdings, Inc., plus (b) 726,371 Series D Shares which would initially be convertible into 19,369,873 Shares.

     Immediately prior to the merger (the "Merger") of Bean Acquisition Corp., a Delaware corporation (the "Purchaser"), into Peapod, Koninklijke Ahold N.V. ("Royal Ahold") beneficially held an aggregate amount of 29,210,741 shares of common stock of Peapod. This number represented (a) 2,331,917 Shares Royal Ahold acquired on October 6, 2000, (b) 12,476,707 Shares the Purchaser acquired pursuant to the tender offer, (c) 100,000 Shares the Purchaser acquired on August 30, 2001 upon exercise of the warrant (the "Previously Issued Warrant") granted by Peapod to Royal Ahold pursuant to the Warrant Agreement dated as of April 10, 2000, (d) 3,566,667 Shares the Purchaser acquired on August 30, 2001 upon exercise of the warrant (the "Warrant (Credit Agreement)") granted by Peapod to Royal Ahold pursuant to the Warrant Agreement dated as of April 14, 2000, (e) 10,735,450 Shares the Purchaser acquired on August 30, 2001 upon exercise of the warrant (the "Warrant (Preferred Stock)", and together with the Previously Issued Warrant and the Warrant (Credit Agreement), the "Warrants") granted by Peapod to Royal Ahold pursuant to the Warrant Agreement dated as of June 30, 2000, and (f) 726,371 Series D Shares Royal Ahold acquired on August 30, 2001 which would initially be convertible into 19,369,873 shares of common stock, together representing 93.74% of the total outstanding Shares immediately prior to the Merger (based on information received from Peapod and treating as outstanding for this purpose the Shares acquired by the Purchaser upon exercise of the Warrants together with the Shares subject to conversion under the Series D Shares). Immediately prior to the Merger, these shares were held by the Purchaser, an indirect wholly owned subsidiary of Royal Ahold.

(3) The percentage indicated represents (a) 51.76% of the total outstanding Shares held by Royal Ahold and (b) 48.24% of the total outstanding Shares held by Ahold U.S.A. Holdings, Inc. (based on information received from Peapod and treating as outstanding for this purpose the Shares acquired by the Purchaser upon exercise of the Warrants together with the Shares subject to conversion under the Series D Shares).

CUSIP No. 704718105
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ahold U.S.A. Holdings, Inc.             I.R.S. IDENTIFICATION NO. 000000000
--------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     |_|
     PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
--------------------------------------------------------------------------------
NUMBER OF SHARES              7    SOLE VOTING POWER
BENEFICIALLY OWNED                 None.
BY EACH REPORTING
PERSON WITH                   --------------------------------------------------
                              8    SHARE VOTING POWER
                                   18,054,262(1)
                              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
                                   None.
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   18,054,262(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     18,054,262(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(1) The number indicated represents 18,054,262 Shares, representing approximately 48.24% of the total outstanding Shares (based on information received from Peapod and treating as outstanding for this purpose the Shares subject to conversion under the Series D Shares).

     This Amendment No. 6, the final amendment, amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on July 27, 2001, as amended by Amendment No. 1 filed on August 1, 2001, Amendment No. 2 filed on August 7, 2001, Amendment No. 3 filed on August 16, 2001, Amendment No. 4 filed on August 17, 2001 and Amendment No. 5 filed on August 24, 2001 (as amended, the "Schedule TO"), relating to the offer by Bean Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Ahold U.S.A. Holdings, Inc., a Maryland corporation ("Holdings"), and a wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands ("Royal Ahold"), to purchase any and all of the issued and outstanding shares of the Common Stock, par value $0.01 per share (the "Shares"), of Peapod, Inc., a Delaware corporation ("Peapod"), together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Stockholders Rights Agreement (the "Rights Agreement"), amended and restated as of October 12, 2000, and further amended as of July 16, 2001, by and between Peapod and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent, at a price of $2.15 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 1, 4, 5, 6, 8 and 11.

Items 1, 4, 5, 6, 8 and 11 are hereby amended and supplemented by the following:

"Expiration of the Offer

     The Offer expired, as scheduled, at midnight, New York City time, on Thursday, August 23, 2001. A total of 12,476,707 Shares were validly tendered pursuant to the Offer and not withdrawn, and were accepted for payment on August 24, 2001.

Second  Amendment to Agreement and Plan of Merger

     On August 29, 2001 Peapod, Royal Ahold, Holdings and the Purchaser entered into a Second Amendment to Agreement and Plan of Merger (the "Second Amendment") a copy of which is filed as Exhibit (d)(24) herewith. Pursuant to the Second Amendment (1) Peapod agreed with Royal Ahold (a) to exchange each Series C Share for one share of Series D Convertible Preferred Stock ("Series D Share"), with the same rights, powers and privileges as the Series C Shares except that the holders of Series D Shares are not entitled to vote (with the holders of the Shares or otherwise) on any merger involving Peapod; (b) that accrued dividends with respect to the Series C Shares remain due and owing subject to the letter agreement dated March 30, 2001 between Royal Ahold and the Issuer; and (c) that each Series D Share outstanding immediately prior to the Merger shall remain outstanding as Series D Convertible Preferred Stock of the surviving corporation; and (2) Royal Ahold agreed with Peapod that it and its subsidiaries shall as promptly as practicable exercise a sufficient number of Warrants to result in Royal Ahold and its subsidiaries owning at least 90% of the outstanding Shares in order for Purchaser to effectuate a Short Form Merger.

     On August 29, 2001 the Peapod Board approved the Certificate of Designations of Series D Convertible Preferred Stock, which was duly filed with the Delaware Secretary of State on the same date. A copy of the Certificate of Designations is filed as Exhibit (d)(25) herewith.

Exchange of Series C Shares for Series D Shares, Exercise of Warrants and Merger

     On August 30, 2001 (1) Royal Ahold exchanged the 726,371 Series C Shares held by it for 726,371 shares of Series D Shares pursuant to the terms of the Second Amendment (the sole consideration for the 726,371 Series D Shares was the 726,371 Series C Shares), (2) Royal Ahold indirectly transferred 2,331,917 Shares to the Purchaser, and (3) pursuant to the Second Amendment Royal Ahold indirectly transferred the Warrants to the Purchaser and the Purchaser exercised Warrants to purchase 14,402,117 Shares.

     Based on information received from Peapod, after giving effect to the exercise of the Warrants, immediately prior to the Merger, the Purchaser was the owner of 29,210,741 Shares, which represented 90% of the Shares outstanding immediately prior to the Merger (treating as outstanding for this purpose the Shares acquired by the Purchaser upon exercise of the Warrants). No other shares of any class of the capital stock of Peapod were entitled to vote on the Merger.

     On August 30, 2001, pursuant to a Short Form Merger, the Purchaser was merged with and into Peapod, the surviving corporation, resulting in Peapod becoming an indirect wholly owned subsidiary of Royal Ahold. As a result of the Merger, each publicly held Share was converted into the right to receive $2.15 in cash, subject to the exercise of appraisal rights under Delaware law. The Shares ceased to be traded on the NASDAQ beginning August 31, 2001."


Item 12.  Material to be Filed as Exhibits.

          Item 12 is hereby amended and supplemented by adding thereto the following:


Exhibit (a)(1)      Offer to Purchase (previously filed on Schedule TO filed by
                    Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean
                    Acquisition Corp. on July 27, 2001)

Exhibit (a)(2)      Letter of Transmittal (previously filed on Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and
                    Bean Acquisition Corp.on July 27, 2001)

Exhibit (a)(3)      Notice of Guaranteed  Delivery  (previously  filed on
                    Schedule TO filed by  Koninklijke  Ahold N.V.,  Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees  (previously  filed on Schedule
                    TO filed by Koninklijke  Ahold N.V., Ahold U.S.A.  Holdings,
                    Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (a)(5)      Letter to Clients for Use by Brokers, Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees (previously filed on Schedule TO filed by

                    Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (a)(6)      Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9 (previously filed on Schedule
                    TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings,
                    Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (a)(7)      Text of press release issued jointly by Koninklijke Ahold
                    N.V. and Peapod, Inc. and dated July 16, 2001, announcing the tender offer (previously filed on Schedule TO-C filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean
                    Acquisition Corp. on July 16, 2001)

Exhibit (a)(8)      Summary newspaper advertisement, dated July 27, 2001,
                    published in The Wall Street Journal (previously filed on
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (a)(9)      Supplement to holders of shares of Common Stock of Peapod, dated August 16, 2001 (previously filed on Amendment No. 3 to Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on August 16,
                    2001)

Exhibit (a)(10)     Text of press release issued by Koninklijke Ahold N.V.,
                    dated August 16, 2001, announcing the settlement in the
                    stockholder lawsuit brought against Koninklijke Ahold N.V.,
                    Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and
                    Peapod, Inc. (previously filed on Amendment No. 4 to
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on August 17,
                    2001)

Exhibit (a)(11)     Text of press release issued by Koninklijke Ahold N.V. and
                    Peapod, Inc. dated August 24, 2001 (previously filed on
                    Amendment No. 5 to Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on August 24, 2001).

Exhibit (c)(1)      Opinion of William Blair & Company, L.L.C. dated July 16,
                    2001 (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1))

Exhibit (c)(2)      Peapod, Inc. Pro Forma Financial Model Strategic Plan, dated
                    April 16, 2001 ($110 million) (previously filed on Schedule
                    TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings,
                    Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (c)(3)      Peapod, Inc. Pro Forma Financial Model Strategic Plan, dated
                    April 16, 2001 ($115 million) (previously filed on Schedule
                    TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings,
                    Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (c)(4)      Presentation to the Special Committee of the Board of
                    Directors of Peapod, Inc. by William Blair & Company, L.L.C.
                    dated May 4, 2001 (previously filed on Amendment No. 1 to
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on August 1, 2001)

Exhibit (c)(5)      Presentation to the Special Committee of the Board of
                    Directors and the Board of Directors of Peapod, Inc. by William Blair & Company, L.L.C. dated July 16, 2001
                    (previously filed on Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on July 27, 2001)

Exhibit  (d)(1)     Agreement and Plan of Merger, dated July 16, 2001 by and
                    among Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc.,
                    Bean Acquisition Corp. and Peapod, Inc. (previously filed as
                    EX-10.17 to Amendment No. 6 to Schedule 13D filed on July
                    16, 2001 by Koninklijke Ahold N.V. with respect to the Shares of Peapod and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean
                    Acquisition Corp. on July 27, 2001)

Exhibit (d)(2)      First Amendment to Agreement and Plan of Merger, dated as of
                    July 26, 2001, by and among Koninklijke Ahold N.V., Ahold
                    U.S.A. Holdings, Inc., Bean Acquisition Corp. and Peapod,
                    Inc. (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1))

Exhibit (d)(3)      Purchase Agreement dated April 14, 2000 by and between
                    Peapod, Inc. and Koninklijke Ahold N.V. (previously filed as
                    EX-99.1 to Current Report on Schedule 8-K filed by Peapod on
                    April 28, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean
                    Acquisition Corp. on July 27, 2001)

Exhibit  (d)(4)     Exchange Agreement and First Amendment to Purchase Agreement
                    (dated April 14, 2000), dated as of October 12, 2000 by and among Peapod, Inc. and Koninklijke Ahold N.V. (previously filed as EX-12 to Schedule 13D filed on October 16, 2000 by Royal Ahold with respect to the Shares of Peapod and incorporated into Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on July 27, 2001)

Exhibit (d)(5)      Credit Agreement dated April 14, 2000 between Peapod, Inc.
                    and Koninklijke Ahold N.V. (previously filed as EX-99.2 to
                    Current Report on Schedule 8-K filed by Peapod on April 28,
                    2000)

Exhibit (d)(6)      First Amendment to Credit Agreement (dated April 14, 2000)
                    dated as of February 26, 2001, between Peapod, Inc. and Koninklijke Ahold N.V. (previously filed as EX-10.14 to
                    Schedule 13D filed on April 28, 2000 by Koninklijke Ahold
                    N.V. and incorporated into Schedule TO filed by Koninklijke
                    Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition
                    Corp. on July 27, 2001)

Exhibit (d)(7)      Second Amendment to Credit Agreement (dated April 14, 2001)
                    dated as of March 30, 2001 between Peapod, Inc. and Koninklijke Ahold N.V. (previously filed as EX-10.15 to
                    Schedule 13D filed on April 3, 2001 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(8)      Warrant to Purchase Common Stock of Peapod, Inc. dated as of
                    April 10, 2000 issued by Peapod, Inc. in favor of Koninklijke Ahold N.V. (previously filed as EX-99.9 to the
                    Current Report on Form 8-K filed by

                    Peapod on April 28, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(9)      Warrant to Purchase Common Stock of Peapod, Inc. dated as of
                    April 14, 2000 issued by Peapod, Inc. in favor of Koninklijke Ahold N.V. (previously filed as EX-99.10 to the
                    Current Report on Form 8-K filed by Peapod on April 28, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on July 27, 2001)

Exhibit (d)(10)     Form of Warrant to Purchase Common Stock of Peapod, Inc.
                    issued by Peapod, Inc. in favor of Koninklijke Ahold N.V.
                    (previously filed as EX-99.11 to the Current Report on Form
                    8-K filed by Peapod on April 28, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(11)     Amended and Restated Security Agreement dated as of April 5,
                    2000 by Peapod, Inc. to BEW, Inc. and Koninklijke Ahold N.V.
                    (previously filed as EX-99.3 to Current Report on Schedule
                    8-K filed by Peapod on April 28, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001 and incorporated into Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on July 27, 2001)

Exhibit (d)(12)     Amended and Restated Collateral Assignment of Intellectual
                    Property between Peapod, Inc. and Koninklijke Ahold N.V.
                    dated as of April 14, 2000 (previously filed as EX-99.9 to the Current Report on Schedule 8-K filed by Peapod on April
                    28, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean
                    Acquisition Corp. on July 27, 2001)

Exhibit (d)(13)     Registration Rights Agreement between Peapod, Inc. and
                    Koninklijke Ahold N.V. dated April 14, 2000 (previously filed as EX-99.5 to Current Report on Schedule 8-K filed by Peapod, Inc. on April 28, 2000 and incorporated into
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(14)     Supply and Services Agreement between Peapod, Inc. and
                    Koninklijke Ahold N.V. dated April 14, 2000 (previously filed as EX-99.6 to Current Report on Schedule 8-K filed by Peapod, Inc. on April 28, 2000 and incorporated into
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(15)     Technology Partnership Agreement between Peapod, Inc. and
                    Koninklijke Ahold N.V. dated as of May 10, 2000 (previously filed as Annex I of the Definitive Proxy Statement on Form
                    DEF 14-A filed by Peapod on May 31, 2000 and incorporated
                    into Schedule TO filed by Koninklijke Ahold N.V., Ahold
                    U.S.A. Holdings, Inc. and Bean Acquisition Corp. on July 27,
                    2001)

Exhibit (d)(16)     Assignment of Option to Purchase and Grant of Option to
                    Purchase dated as of March 29, 2001 by and between Peapod, Inc. and ARP Lake Zurich

                    LLC (previously filed as Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(17)     Marc C. van Gelder acceptance of offer of employment
                    (previously filed as Current Report on Schedule 8-K filed by Peapod on May 12, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc.
                    and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(18)     Option Agreement dated as of January 4, 2000, between
                    Peapod, Inc. and McLane Group, L.P. (previously filed on
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(19)     Warrant Agreement dated as of January 4, 1999 between Peapod
                    LP (n/k/a Peapod, Inc.) and Dispatch Interactive Television,
                    Inc. (previously filed on Schedule TO filed by Koninklijke
                    Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition
                    Corp. on July 27, 2001)

Exhibit (d)(20)     Warrant Agreement dated as of November 15, 1996 between
                    Peapod LP (n/k/a Peapod, Inc.) and Comdisco, Inc.
                    (previously filed on Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on July 27, 2001)

Exhibit (d)(21)     Parkinson Registration Rights Agreement among Peapod, Inc.,
                    Andrew B. Parkinson and Thomas L. Parkinson, dated May 30,
                    1997 (previously filed as Exhibit 10.12 of the Amendment No.
                    3 to the Registration Statement on Form S-1 filed by Peapod,
                    Inc. on Form S-1/A on June 9, 1997 and incorporated into
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(22)     Letter regarding payment of dividends and interest, dated
                    March 30, 2001 from Koninklijke Ahold N.V. to Peapod, Inc.
                    (previously filed as EX-10.16 to Schedule 13D filed by Koninklijke Ahold on April 3, 2001 and incorporated into
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(23)     Complaint, Richard Hartley, v. Peapod, Inc., et al., Civil
                    Action No. 19025, filed on July 27, 2001, in the Court of
                    Chancery of the State of Delaware in and for New Castle
                    County (previously filed on Amendment No. 1 to Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc.
                    and Bean Acquisition Corp. on August 1, 2001)

Exhibit (d)(24)     Second Amendment to Agreement and Plan of Merger, dated as of August 29, 2001, by and among Koninklijke Ahold N.V.,
                    Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and
                    Peapod, Inc.

Exhibit (d)(25)     Certificate of  Designations of Series D Convertible
                    Preferred Stock of Peapod, Inc., adopted on August 29, 2001

Exhibit (f)(1)      Section 262 of the Delaware General Corporation Law
                    (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1))

Exhibit (g)(1)      None

Exhibit (h)(1)      None

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2001                 KONINKLIJKE AHOLD N.V.

                                        By:  /s/ Robert G. Tobin
                                             ------------------------
                                             Name: Robert G. Tobin
                                             Title: Vice President

                                        AHOLD U.S.A. HOLDINGS, INC.

                                        By   /s/ Robert G. Tobin
                                             ------------------------
                                             Name: Robert G. Tobin
                                             Title: Director

                                        BEAN ACQUISITION CORP.

                                        By:  /s/ Robert G. Tobin
                                             ------------------------
                                             Name: Robert G. Tobin
                                             Title: President

                                 EXHIBIT INDEX

Exhibit (a)(1)      Offer to Purchase (previously filed on Schedule TO filed by
                    Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean
                    Acquisition Corp. on July 27, 2001)


Exhibit (a)(2)      Letter of Transmittal  (previously  filed on Schedule TO
                    filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc.
                    and Bean Acquisition Corp. on July 27, 2001)

Exhibit (a)(3)      Notice of Guaranteed  Delivery  (previously  filed on
                    Schedule TO filed by  Koninklijke  Ahold N.V.,  Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees (previously filed on Schedule
                    TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings,
                    Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (a)(5)      Letter to Clients for Use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees (previously filed on Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (a)(6)      Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9 (previously filed on Schedule
                    TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings,
                    Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (a)(7)      Text of press release issued jointly by Koninklijke Ahold
                    N.V. and Peapod, Inc. and dated July 16, 2001, announcing the tender offer (previously filed on Schedule TO-C filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean
                    Acquisition Corp. on July 16, 2001)

Exhibit (a)(8)      Summary newspaper  advertisement,  dated July 27, 2001,
                    published in The Wall Street Journal (previously filed on
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (a)(9)      Supplement to holders of shares of Common Stock of Peapod, dated August 16, 2001 (previously filed on Amendment No. 3 to Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on August 16,
                    2001)

Exhibit (a)(10)     Text of press release issued by Koninklijke  Ahold N.V.,
                    dated August 16, 2001, announcing the settlement in the
                    stockholder lawsuit brought against Koninklijke Ahold N.V.,
                    Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and
                    Peapod, Inc. (previously filed on Amendment No. 4 to
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on August 17,
                    2001)

Exhibit (a)(11)     Text of press release issued by Koninklijke Ahold N.V.
                    and Peapod, Inc. dated August 24, 2001 (previously filed on
                    Amendment No. 5 to Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on August 24, 2001).

Exhibit (c)(1)      Opinion of William Blair & Company, L.L.C. dated July 16,
                    2001 (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1))

Exhibit (c)(2)      Peapod, Inc. Pro Forma Financial Model Strategic Plan, dated
                    April 16, 2001 ($110 million) (previously filed on Schedule
                    TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings,
                    Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (c)(3)      Peapod, Inc. Pro Forma Financial Model Strategic Plan, dated
                    April 16, 2001 ($115 million) (previously filed on Schedule
                    TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings,
                    Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (c)(4)      Presentation to the Special Committee of the Board of
                    Directors of Peapod, Inc. by William Blair & Company, L.L.C.
                    dated May 4, 2001 (previously filed on Amendment No. 1 to
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on August 1, 2001)

Exhibit (c)(5)      Presentation to the Special Committee of the Board of
                    Directors and the Board of Directors of Peapod, Inc. by William Blair & Company, L.L.C. dated July 16, 2001
                    (previously filed on Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on July 27, 2001)

Exhibit (d)(1)      Agreement and Plan of Merger, dated July 16, 2001 by and
                    among Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc.,
                    Bean Acquisition Corp. and Peapod, Inc. (previously filed as
                    EX-10.17 to Amendment No. 6 to Schedule 13D filed on July
                    16, 2001 by Koninklijke Ahold N.V. with respect to the Shares of Peapod and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean
                    Acquisition Corp. on July 27, 2001)

Exhibit (d)(2)      First Amendment to Agreement and Plan of Merger, dated as of
                    July 26, 2001, by and among Koninklijke Ahold N.V., Ahold
                    U.S.A. Holdings, Inc., Bean Acquisition Corp. and Peapod,
                    Inc. (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1))

Exhibit (d)(3)      Purchase Agreement dated April 14, 2000 by and between
                    Peapod, Inc. and Koninklijke Ahold N.V. (previously filed as
                    EX-99.1 to Current Report on Schedule 8-K filed by Peapod on
                    April 28, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean
                    Acquisition Corp. on July 27, 2001)

Exhibit  (d)(4)     Exchange Agreement and First Amendment to Purchase Agreement
                    (dated April 14, 2000), dated as of October 12, 2000 by and among Peapod, Inc. and Koninklijke Ahold N.V. (previously filed as EX-12 to Schedule 13D filed on October 16, 2000 by Royal Ahold with respect to the Shares of Peapod and incorporated into Schedule TO filed by Koninklijke Ahold

                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(5)      Credit Agreement dated April 14, 2000 between Peapod, Inc.
                    and Koninklijke Ahold N.V. (previously filed as EX-99.2 to
                    Current Report on Schedule 8-K filed by Peapod on April 28,
                    2000)

Exhibit (d)(6)      First Amendment to Credit Agreement (dated April 14, 2000)
                    dated as of February 26, 2001, between Peapod, Inc. and Koninklijke Ahold N.V. (previously filed as EX-10.14 to
                    Schedule 13D filed on April 28, 2000 by Koninklijke Ahold
                    N.V. and incorporated into Schedule TO filed by Koninklijke
                    Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition
                    Corp. on July 27, 2001)

Exhibit (d)(7)      Second Amendment to Credit Agreement (dated April 14, 2001)
                    dated as of March 30, 2001 between Peapod, Inc. and Koninklijke Ahold N.V. (previously filed as EX-10.15 to
                    Schedule 13D filed on April 3, 2001 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(8)      Warrant to Purchase Common Stock of Peapod, Inc. dated as of
                    April 10, 2000 issued by Peapod, Inc. in favor of Koninklijke Ahold N.V. (previously filed as EX-99.9 to the
                    Current Report on Form 8-K filed by Peapod on April 28, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on July 27, 2001)

Exhibit (d)(9)      Warrant to Purchase Common Stock of Peapod, Inc. dated as of
                    April 14, 2000 issued by Peapod, Inc. in favor of Koninklijke Ahold N.V. (previously filed as EX-99.10 to the
                    Current Report on Form 8-K filed by Peapod on April 28, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on July 27, 2001)

Exhibit (d)(10)     Form of Warrant to Purchase Common Stock of Peapod, Inc.
                    issued by Peapod, Inc. in favor of Koninklijke Ahold N.V.
                    (previously filed as EX-99.11 to the Current Report on Form
                    8-K filed by Peapod on April 28, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(11)     Amended and Restated Security Agreement dated as of April 5,
                    2000 by Peapod, Inc. to BEW, Inc. and Koninklijke Ahold N.V.
                    (previously filed as EX-99.3 to Current Report on Schedule
                    8-K filed by Peapod on April 28, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001 and incorporated into Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on July 27, 2001)

Exhibit (d)(12)     Amended and Restated Collateral Assignment of Intellectual
                    Property between Peapod, Inc. and Koninklijke Ahold N.V.
                    dated as of April 14, 2000 (previously filed as EX-99.9 to the Current Report on Schedule 8-K filed by Peapod on April
                    28, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and
                    Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(13)     Registration Rights Agreement between Peapod, Inc. and
                    Koninklijke Ahold N.V. dated April 14, 2000 (previously filed as EX-99.5 to Current Report on Schedule 8-K filed by Peapod, Inc. on April 28, 2000 and incorporated into
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(14)     Supply and Services Agreement between Peapod, Inc. and
                    Koninklijke Ahold N.V. dated April 14, 2000 (previously filed as EX-99.6 to Current Report on Schedule 8-K filed by Peapod, Inc. on April 28, 2000 and incorporated into
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(15)     Technology Partnership Agreement between Peapod, Inc. and
                    Koninklijke Ahold N.V. dated as of May 10, 2000 (previously filed as Annex I of the Definitive Proxy Statement on Form
                    DEF 14-A filed by Peapod on May 31, 2000 and incorporated
                    into Schedule TO filed by Koninklijke Ahold N.V., Ahold
                    U.S.A. Holdings, Inc. and Bean Acquisition Corp. on July 27,
                    2001)

Exhibit (d)(16)     Assignment of Option to Purchase and Grant of Option to
                    Purchase dated as of March 29, 2001 by and between Peapod, Inc. and ARP Lake Zurich LLC (previously filed as Schedule
                    TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings,
                    Inc. and Bean Acquisition Corp. on July 27, 2001 and incorporated into Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on July 27, 2001)

Exhibit (d)(17)     Marc C. van Gelder acceptance of offer of employment
                    (previously filed as Current Report on Schedule 8-K filed by Peapod on May 12, 2000 and incorporated into Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc.
                    and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(18)     Option Agreement dated as of January 4, 2000, between
                    Peapod, Inc. and McLane Group, L.P. (previously filed on
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(19)     Warrant Agreement dated as of January 4, 1999 between Peapod
                    LP (n/k/a Peapod, Inc.) and Dispatch Interactive Television,
                    Inc. (previously filed on Schedule TO filed by Koninklijke
                    Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition
                    Corp. on July 27, 2001)

Exhibit (d)(20)     Warrant Agreement dated as of November 15, 1996 between
                    Peapod LP (n/k/a Peapod, Inc.) and Comdisco, Inc.
                    (previously filed on Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on July 27, 2001)

Exhibit (d)(21)     Parkinson Registration Rights Agreement among Peapod, Inc.,
                    Andrew B. Parkinson and Thomas L. Parkinson, dated May 30,
                    1997 (previously filed as Exhibit 10.12 of the Amendment No.
                    3 to the Registration Statement on Form S-1 filed by Peapod,
                    Inc. on Form S-1/A on June 9, 1997 and
                    incorporated into Schedule TO filed by Koninklijke Ahold
                    N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
                    on July 27, 2001)

Exhibit (d)(22)     Letter regarding payment of dividends and interest, dated
                    March 30, 2001 from Koninklijke Ahold N.V. to Peapod, Inc.
                    (previously filed as EX-10.16 to Schedule 13D filed by Koninklijke Ahold on April 3, 2001 and incorporated into
                    Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A.
                    Holdings, Inc. and Bean Acquisition Corp. on July 27, 2001)

Exhibit (d)(23)     Complaint, Richard Hartley, v. Peapod, Inc., et al., Civil
                    Action No. 19025, filed on July 27, 2001, in the Court of
                    Chancery of the State of Delaware in and for New Castle
                    County (previously filed on Amendment No. 1 to Schedule TO filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc.
                    and Bean Acquisition Corp. on August 1, 2001)

Exhibit (d)(24)     Second Amendment to Agreement and Plan of Merger, dated as of August 29, 2001, by and among Koninklijke Ahold N.V.,
                    Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and
                    Peapod, Inc.

Exhibit (d)(25)     Certificate of Designations of Series D Convertible
                    Preferred Stock of Peapod, Inc., adopted on August 29, 2001

Exhibit (f)(1)      Section 262 of the Delaware General Corporation Law
                    (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1))

Exhibit (g)(1)      None

Exhibit (h)(1)      None